Exhibit 99.2

São Paulo Bogotá Montevideo Santiago Fourth Quarter & Full Year 2021 Earnings FEBRUARY 15, 2022

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . Results for the current reporting period are preliminary and unaudited . Due to the closing of our combination with Moneda Asset Management on December 1 , 2021 , certain elements of our 4 Q 21 IFRS financial results are dependent on Moneda’s completed 2021 financial audit, which could cause Patria’s audited IFRS results to differ from those reported within this presentation . We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports Fourth Quarter & Full Year 2021 Results “Patria’s 2021 results reflect excellent progress in this first year since our IPO, with attractive growth in revenue and earnings, strong investment performance, and meaningful platform expansion with the addition of Moneda. We enter 2022 with great momentum as we focus on a new fundraising cycle for our flagship funds and continue to create value for both our limited partners and shareholders.” ALEX SAIGH CHIEF EXECUTIVE OFFICER FEBRUARY 15, 2022 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the fourth quarter and full year ended December 31, 2021. Conference Call Patria will host its fourth quarter and full year 2021 investor conference call via public webcast on February 15, 2022, at 9:00 a.m. ET. To register, please use the following link: https://edge.media - server.com/mmc/p/3p5zkkz4 For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ . About Patria Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $23.8 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $0.160 per share to record holders of common stock at the close of business on March 2, 2022. This dividend will be paid on March 16, 2022.

4 Patria Reports Fourth Quarter & Full Year 2021 Results FEBRUARY 15, 2022

5 Patria’s Fourth Quarter 2021 IFRS Results (unaudited) ▪ GAAP Net Income was US$13.3 million for 4Q21 and US$121.3 million for the full year Throughout this presentation all current period amounts are preliminary and unaudited . Totals may not add due to rounding . See notes and definitions at end of document . (US$ in millions) 4Q20 4Q21 FY20 FY21 Revenue from management fees (1) 29.7 42.1 112.9 144.7 Revenue from incentive fees 3.3 4.9 3.5 4.9 Revenue from performance fees (2) - 0.0 - 89.3 Revenue from M&A, monitoring and placement and other fees - 0.7 2.5 0.7 Taxes on revenue (3) (1.3) (1.5) (3.8) (4.1) Revenue from services 31.8 46.2 115.0 235.5 Personnel expenses (4) (5.6) (12.4) (27.2) (47.6) Deferred Consideration (5) - (2.0) - (2.0) Amortization of intagible assets (1.5) (2.4) (6.0) (6.9) Carried interest allocation - 0.5 - (30.2) Cost of services rendered (7.2) (16.4) (33.2) (86.7) Gross profit 24.6 29.8 81.8 148.8 Administrative expenses (5.8) (5.2) (14.6) (14.4) Other income/(expenses) (6) (2.2) (10.0) (2.0) (12.5) Operating income and expenses 16.6 14.6 65.2 121.9 Operating income before net financial income/(expense) 16.6 14.6 65.2 121.9 Net financial income/(expense) (0.2) 0.6 (0.2) (0.3) Income before income tax 16.5 15.2 65.0 121.6 Income tax (7) (0.1) (1.9) (3.1) (0.4) Net income for the period 16.3 13.3 61.8 121.3

6 Highlights Completed combination with Moneda Asset Management and announced partnership with Kamaroopin to launch Growth Equity Strategy $1.02 per share of DE in 2021, equivalent to a 5% yield at IPO price FRE Growth 1 FY21 vs FY20 FEAUM up 59 % FRE Margin in 2021 $348 mn Net Accrued Performance Fees as of December 31 st , up 26% YoY We expect FRE to increase by more than 50% in 2022 132 % YoY Total AUM up 65 % YoY 52 % Mgmt. Fee Growth FY21 vs FY20 28% (1) FY 20 adjusted for comparable compensation structure . FRE growth as reported was 21 % year - over - year .

7 ▪ Total Assets Under Management (“AUM”) of $23.8 billion as of December 31, 2021, up 65% year - over - year ▪ Fee - Earning AUM (“FEAUM”) of $17.9 billion as of December 31, 2021, up 132% year - over - year ▪ Performance Revenue Eligible AUM (“PREAUM”) of $16.0 billion as of December 31, 2021, representing 67% of Total AUM ▪ Total Fundraising of $175 million in 2021 ▪ Total Deployment of $733 million in 4Q21 and $2.5 billion for the full year 2021 ▪ Total Realizations of $263 million in 2021 Patria’s Fourth Quarter & Full Year 2021 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $29.3 million in 4Q21, up 46% compared to 4Q20, and $86.0 million for the full year, up 21% compared to 2020 ▪ Distributable Earnings (“DE”) of $27.7 million in 4Q21, up 39% compared to 4Q20, and $141.3 million for the full year, up 101% compared to 2020 ▪ Net Accrued Performance Revenues of $348 million as of December 31, 2021, up 26% from one year ago ▪ Declared quarterly dividend of $0.160 per common share payable on March 16, 2022, totaling $0.869 year to date See notes and definitions at end of document

8 Patria’s Fourth Quarter 2021 Earnings DE per Share shown for 2020 for illustrative purposes only, using Patria’s post - IPO share count of 136 , 147 , 500 shares . Share count of 147 , 192 , 930 effective for 4 Q 21 due to the combination with Moneda . FRE & DE - Adjusted for comparable compensation structure adjusts pre - IPO FRE to reflect post - IPO compensation structure for comparison . See notes and definitions at end of document . Totals may not add due to rounding . ▪ Distributable Earnings (“DE”) of $27.7 million in 4Q21, and $141.3 million for the full year (US$ in millions) 4Q20 4Q21% ∆ FY20 FY21% ∆ Management Fees 29.7 42.1 42% 112.9 144.7 28% (+) Incentive Fees 3.3 4.9 3.5 4.9 (+) Advisory Fees and Other Revenues 0.2 0.7 2.5 0.7 (–) Taxes on Revenues (1) (1.4) (1.5) (3.8) (3.9) Total Fee Revenues 31.8 46.2 46% 115.0 146.4 27% (–) Personnel Expenses (5.1) (11.2) 117% (26.8) (43.7) 63% (–) Administrative Expenses (5.8) (4.9) -16% (14.6) (14.1) -3% (–) Placement Fees Amortization and Rebates (2) (0.6) (0.8) 30% (2.3) (2.5) 8% Fee Related Earnings (FRE) 20.2 29.3 46% 71.3 86.0 21% FRE Margin (%) 63% 63% 62% 59% Realized Performance Fees (After-Tax) - - - 89.1 (–) Carried interest allocation and bonuses (3) - 0.1 - (31.1) Performance Related Earnings (PRE) - 0.1 - 58.0 (+) Realized Net Investment Income (4) (0.1) (0.2) (0.1) (1.0) Pre-Tax Distributable Earnings 20.0 29.2 71.2 143.0 (–) Current Income Tax (5) (0.1) (1.6) (0.9) (1.7) Distributable Earnings (DE) 19.9 27.7 70.3 141.3 DE per Share 0.146 0.188 0.516 1.023 FRE - Adjusted for comparable compensation structure 16.5 29.3 77% 56.8 86.0 52% DE - Adjusted for comparable compensation structure 16.3 27.7 55.8 141.3

9 Fee Related Earnings (“FRE”) See notes and definitions at end of document . Totals may not add due to rounding . 63% $20.2 million $29.3 million +77% 4Q 20 4Q21 63% FRE Margin $71.3 million $86.0 million 62% FY20 FY21 59% FRE Margin ▪ 4Q21 FRE of $29.3 million was up 77% from 4Q20 adjusted for comparable compensation structure ▪ Moneda accounted for $6.5 million of FRE in 4Q21 post closing of transaction in December ▪ 4Q21 Total Fee Revenues of $46.2 million were up 46% compared to 4Q20 $16.5 $3.6 Adjustment for comparable compensation structure $56.8 $14.5 Adjustment for comparable compensation structure ▪ FY21 FRE of $86.0 million was up 52% from the prior year adjusted for comparable compensation structure ▪ FY21 Total Fee Revenues of $146.4 million were up 27% compared to the prior year +52%

10 Net Accrued Performance Fees • Net Accrued Performance Fees were $348 million on December 31, 2021, up 11% from $314 million on September 30, 2021, primarily driven by portfolio appreciation in our third Infrastructure Fund • On a full year basis, Net Accrued Performance Fees grew by 26%, or 47% when accounting for realizations of $58 million • $223 million or approximately 64% of the current accrual generated by Private Equity Fund V, which is entering its harvesting period and is expected to be the primary contributor to realizations in the near term See notes and definitions at end of document . Totals may not add due to rounding . 43 75 6 Net Accrued Performance Fees (US$ in millions) US$ 348 mn PE VI 1 PE V IS III Other 1 4Q21 Composition by Fund 3Q 21 4Q21 314 6 EoP FX US$/BRL 5.44 PE V (2015) PE VI (2019) IS III (2014) EoP FX US$/BRL 5.58 348 3 1 23 Other Period Change in Balance by Fund (Vintage) IS IV (2019) 1 223 IS IV

11 8.6 9.0 4.7 5.1 5.0 2.2 ▪ Total AUM of $23.8 billion as of December 31, 2021, including the addition of Moneda’s platform, up 65% compared to $14.4 billion one year ago ▪ $1.3 billion of year - over - year AUM increase was driven by the appreciation of underlying portfolio investments ▪ 67% of Total AUM is eligible to earn performance or incentive revenues ▪ Total AUM is comprised of Fair Value of Investments of $18.7 billion and Uncalled Capital of $5.1 billion as of December 31, 202 1 Total Assets Under Management Credit Private Equity Infrastructure See notes and definitions at end of document . Totals may not add due to rounding . 4Q21 14.4 4Q20 23.8 65% Public Equities Real Estate Advisory & Distribution 2.2 0.3 0.6 0.2 2.1 0.4 (US$ in billions) Fair Value of Investments Uncalled Capital + 1.0 7.2 2.6 4.9 2.2 US$ 18.7 bn 1.6 1.0 1.9 2.4 US$ 5.1 bn 0.6 0.3 0.2

Portfolio Activity - Drawdown Funds

Total Deployment[1] ($mn) (Invested + Reserved)	4Q21	FY21
Total	**733**	**2,545**
Private Equity	391	1,644
Infrastructure	305	755
Others	36	145

Valuation Impact ($mn) Increase (Decrease)	4Q21	FY21
Total	**95**	**1,429**
Private Equity	(70)	1,058
Infrastructure	189	404
Others	(24)	(34)

Realizations ($mn)	4Q21	FY21
Total	**106**	**263**
Private Equity	67	180
Infrastructure	25	45
Others	15	38

- Total Deployment of $733 million in 4Q21 and $2.5bn for the FY21
  - Private Equity deployed $391 million into its agribusiness, cybersecurity and grocery retail theses in 4Q21
  - Infrastructure deployment of $305 million in 4Q21 was mainly driven by Winity Telecom's successful bid in Brazil's 5G spectrum auction
- Drawdown funds appreciated by $95 million in 4Q21 and $1.4bn for the FY21 excluding the impact of currency fluctuation
- Realizations of $106 million in 4Q21 and $263 for the FY21
  - Realizations from PE Fund III generated $58 million of net realized performance fees for the year

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.
Notes: (i) *Total Deployment* represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle. (ii) *Others* include Credit and Real Estate drawdown funds.

12

Fee Earning Assets Under Management & Management Fees

- Fee Earning AUM (FEAUM) of $17.9 billion up 132% YoY including the combination with Moneda completed in December 2021, and up 20% YoY on an organic basis
- Management Fees of $145 million were up 28% YoY, driven by strong deployment in Private Equity and Infrastructure
  - While FEAUM from the Moneda transaction is fully recognized as of 4Q21, it had minimal impact on revenues due to closing in December
- $1.3 billion of Pending FEAUM eligible to earn fees once invested/reserved
  - Private Equity deployment of $391 million in 4Q21 will flow into FEAUM and begin generating fees in 1Q22



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
132%
7.7
0.7
0.3
0.1
3.3
3.3
17.9
1.9
0.4
2.2
4.9
3.5
4.9
1.3
Pending FEAUM
4Q20
4Q21



FY21 Management Fee Revenue Breakdown Per Strategy
2%
5%
3%
32%
US$ 145 mn
57%

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document.

13

Platform Overview by Asset Class

Asset Class	FEAUM by Structure			Fee Basis	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt. Fee Rate
Private Equity	$4.9bn	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	99% / 1%	1.9%
Infrastructure	$3.5bn	97%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	86% / 14%	1.4%
		3%	Infrastructure Core	Net Asset Value	Listed Permanent Capital	0% / 100%	
Credit	$4.9bn	96%	Moneda Credit Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	72% / 28%	0.8%
		4%	Patria Private Credit Fund	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	$2.2bn	93%	Moneda Equities Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	3% / 97%	0.8%
		7%	Patria CEF (PIPE)	Net Asset Value	Evergreen fund with periodic limited liquidity	0% / 100%	
Real Estate	$0.4bn	74%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	0% / 100%	1.4%
		26%	REITs	Net Asset Value	Permanent Capital	0% / 100%	
Advisory & Distribution	$1.9bn	28%	Moneda Advisory Assets	Net Asset Value	Liquid	34% / 66%	0.7%
		72%	Moneda Distribution Partnership	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	
Total	$17.9bn					71% / 29%	1.2%

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value.

14

15 Total AUM Roll Forward (unaudited) Three Months Ended December 31, 2021 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 3Q21 9,253 4,977 236 202 402 - 15,069 Acquisitions 1 - - 4,733 2,088 - 2,146 8,967 Inflows 2 15 - - 6 - - 21 Outflows 3 (67) (25) (14) - (1) - (106) Valuation Impact (70) 191 (2) (24) (18) - 77 FX (187) (75) (6) (4) (8) - (281) Funds Capital Variation 4 73 (9) 36 (23) (10) - 67 AUM 4Q21 9,017 5,060 4,982 2,245 366 2,146 23,815 Twelve Months Ended December 31, 2021 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 4Q20 8,627 4,710 242 260 569 - 14,408 Acquisitions 1 - - 4,733 2,088 - 2,146 8,967 Inflows 2 15 139 - 22 - - 175 Outflows 3 (180) (45) (32) - (6) - (263) Valuation Impact 1,058 417 (10) (84) (50) - 1,332 FX (533) (219) (18) (12) (22) - (804) Funds Capital Variation 4 30 59 67 (28) (126) - 1 AUM 4Q21 9,017 5,060 4,982 2,245 366 2,146 23,815

Total FEAUM Roll Forward (unaudited)

Twelve Months Ended December 31, 2021 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 4Q20	**3,347**	**3,318**	**116**	**256**	**676**	**-**	**7,713**
Acquisitions[1]	-	-	4,733	2,081	-	1,888	8,702
Inflows[2]	1,671	394	123	23	11	-	2,222
Outflows[3]	(74)	(197)	(4)	(25)	(238)	-	(538)
Valuation Impact	-	2	(30)	(77)	(24)	-	(129)
FX and Other	(2)	3	(11)	(19)	(12)	-	(40)
FEAUM 4Q21	**4,942**	**3,521**	**4,927**	**2,239**	**414**	**1,888**	**17,930**

Three Months Ended December 31, 2021 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 3Q21	**4,941**	**3,505**	**172**	**202**	**416**	**-**	**9,236**
Acquisitions[1]	-	-	4,733	2,081	-	1,888	8,702
Inflows[2]	3	1	35	8	-	-	46
Outflows[3]	-	-	(14)	(23)	-	-	(37)
Valuation Impact	-	2	5	(23)	4	-	(12)
FX and Other	(2)	13	(4)	(5)	(6)	-	(4)
FEAUM 4Q21	**4,942**	**3,521**	**4,927**	**2,239**	**414**	**1,888**	**17,930**

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document.

16

Investment Performance - Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	124%	624,464	37,583	1,159,256	1,196,839	1.9x	8%	19%
PE IV (2011)	1,270,853	117%	1,169,291	1,555,944	198,919	1,754,863	1.5x	4%	16%
PE V (2015)	1,807,389	101%	1,451,742	3,507,860	98,614	3,606,474	2.5x	27%	41%
PE VI (2019)	2,689,666	110%	1,157,123	1,482,452	22,418	1,504,870	1.3x	21%	30%
Co investments	745,010	100%	745,010	453,816	1,398	455,214	0.6x	n/m	n/m
Total Private Equity	**7,368,514**		**5,363,090**	**7,037,655**	**2,812,709**	**9,850,364**	**1.8x**	**14%**	**21%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	384,695	823,141	1,207,836	1.2x	0%	12%
Infra III (2014)	1,676,237	113%	1,149,224	1,471,902	574,815	2,046,717	1.8x	10%	23%
Infra IV (2019)	1,941,000	96%	275,795	396,569	-	396,569	1.4x	34%	51%
Co investments	793,264	74%	588,124	394,788	439,629	834,417	1.4x	n/m	n/m
Total Infrastructure	**5,673,475**		**3,119,411**	**2,647,955**	**1,991,409**	**4,639,364**	**1.5x**	**5%**	**18%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,017,944	173,139	1,053,634	1,226,773	1.2x		2%
RE III (2013)	1,310,465	86%	1,170,619	649,023	141,521	790,544	0.7x		-12%
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,093,900	40,738	-	40,738	0.x		-41%
Total Real Estate/Agri	**3,740,879**		**3,511,817**	**862,900**	**1,750,911**	**2,613,811**	**0.7x**		**-14%**

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

17

18 Investment Performance - Credit & Public Equities Note : Includes investment performance for primary funds of strategies with Total AUM of $ 500 million or more Compounded Annualized Net Returns 1yr 3yr 5yr Since Incep. Latam High Yield (2000) USD 3,325 2,294 10.5% 5.8% 6.6% 11.5% 388 bps Credit Benchmark: CEMBI Broad Div Latam HY 2.3% 6.5% 5.8% 7.7% Latam Local Currency Debt (2009) USD 798 798 (5.9%) 0.2% 0.8% 2.9% 114 bps Benchmark: GBI Broad Div Latam (13.1%) (0.5%) 1.7% 1.7% Latam Large Caps (2011) USD 758 218 (15.8%) 1.5% 5.1% (2.1%) 180 bps Public Equities Benchmark: MSCI TR Latam Gross (7.7%) (2.0%) 1.8% (3.9%) Chilean Small Caps (1994) CLP 615 595 (4.1%) (9.7%) 0.3% 12.5% 585 bps Benchmark: MSCI Chile SC Net (4.3%) (11.5%) (3.2%) 6.7% Excess Return Since Incep. Asset Class Strategy Functional Currency Strategy AUM (USD Mn) Primary Fund AUM (USD Mn)

19 Reconciliations and Disclosures

Patria's Earnings – 5 Quarter View

(US$ in millions)	4Q20	1Q21	2Q21	3Q21	4Q21	FY20	FY21
Management Fees	29.7	31.3	33.0	38.2	42.1	112.9	144.7
(+) Incentive Fees	3.3	-	-	0.0	4.9	3.5	4.9
(+) Advisory Fees and Other Revenues	0.2	-	-	-	0.7	2.5	0.7
(–) Taxes on Revenues (1)	(1.4)	(0.7)	(0.8)	(0.8)	(1.5)	(3.8)	(3.9)
Total Fee Revenues	**31.8**	**30.6**	**32.2**	**37.4**	**46.2**	**115.0**	**146.4**
(–) Personnel Expenses	(5.1)	(10.3)	(10.1)	(12.1)	(11.2)	(26.8)	(43.7)
(–) Administrative Expenses	(5.8)	(2.4)	(3.8)	(3.0)	(4.9)	(14.6)	(14.1)
(–) Placement Fees Amortization and Rebates (2)	(0.6)	(0.6)	(0.6)	(0.5)	(0.8)	(2.3)	(2.5)
Fee Related Earnings (FRE)	**20.2**	**17.3**	**17.6**	**21.8**	**29.3**	**71.3**	**86.0**
FRE Margin (%)	**0.6**	**0.6**	**0.5**	**0.6**	**63%**	**62%**	**59%**
Realized Performance Fees (After-Tax)	-	-	86.8	2.3	-	-	89.1
(–) Carried interest allocation and bonuses (3)	-	-	(30.4)	(0.8)	0.1	-	(31.1)
Performance Related Earnings (PRE)	**-**	**-**	**56.4**	**1.5**	**0.1**	**-**	**58.0**
(+) Realized Net Investment Income (4)	(0.1)	(0.3)	0.1	(0.7)	(0.2)	(0.1)	(1.0)
Pre-Tax Distributable Earnings	**20.0**	**17.0**	**74.2**	**22.6**	**29.2**	**71.2**	**143.0**
(–) Current Income Tax (5)	(0.1)	-	-	(0.1)	(1.6)	(0.9)	(1.7)
Distributable Earnings (DE)	**19.9**	**17.0**	**74.2**	**22.5**	**27.7**	**70.3**	**141.3**
DE per Share	**0.146**	**0.125**	**0.545**	**0.165**	**0.188**	**0.516**	**1.023**
Additional Metrics							
Total Assets Under Management	14,408	14,116	15,840	15,069	23,815	14,408	23,815
Fee-Earning Assets Under Management	7,713	8,033	8,313	9,236	17,930	7,713	17,930

PATRIA

See notes and definitions at end of document

20

Reconciliation of IFRS to Non-GAAP Measures (unaudited)

(US$ in millions)	4Q20	1Q21	2Q21	3Q21	4Q21	FY20	FY21
Management Fees	29.7	31.3	33.0	38.2	42.1	112.9	144.7
(+) Incentive Fees	3.3	-	-	0.0	4.9	3.5	4.9
(+) Advisory Fees and Other Revenues	0.2	-	-	-	0.7	2.5	0.7
(–) Taxes on Revenues	(1.4)	(0.7)	(0.8)	(0.8)	(1.5)	(3.8)	(3.9)
Total Fee Revenues	**31.8**	**30.6**	**32.2**	**37.4**	**46.2**	**115.0**	**146.4**
(–) Personnel Expenses	(5.1)	(10.3)	(10.1)	(12.1)	(11.2)	(26.8)	(43.7)
(–) Administrative Expenses	(5.8)	(2.4)	(3.8)	(3.0)	(4.9)	(14.6)	(14.1)
(–) Placement Fees Amortization and Rebates	(0.6)	(0.6)	(0.6)	(0.5)	(0.8)	(2.3)	(2.5)
Fee Related Earnings (FRE)	**20.2**	**17.3**	**17.6**	**21.8**	**29.3**	**71.3**	**86.0**
Realized Performance Fees (After-Tax)	-	-	86.8	2.3	-	-	89.1
(–) Carried interest allocation and bonuses	-	-	(30.4)	(0.8)	0.1	-	(31.1)
Performance Related Earnings (PRE)	**-**	**-**	**56.4**	**1.5**	**0.1**	**-**	**58.0**
(+) Realized Net Investment Income	(0.1)	(0.3)	0.1	(0.7)	(0.2)	(0.1)	(1.0)
Pre-Tax Distributable Earnings	**20.0**	**17.0**	**74.2**	**22.6**	**29.2**	**71.2**	**143.0**
(–) Current Income Tax	(0.1)	-	-	(0.1)	(1.6)	(0.9)	(1.7)
Distributable Earnings (DE)	**19.9**	**17.0**	**74.2**	**22.5**	**27.7**	**70.3**	**141.3**
(-) Deferred Taxes (1)	(0.1)	(0.5)	1.2	0.9	(0.3)	(2.2)	1.3
(-) Amortization of contractual rights (2)	(0.9)	(0.9)	(0.9)	(0.9)	(1.6)	(3.6)	(4.3)
(-) Tracking shares - Officers' fund (3)	(0.5)	(0.1)	(0.5)	(0.8)	(0.8)	(0.4)	(2.2)
(-) Deferred consideration (4)	-	-	-	-	(2.0)	-	(2.0)
(-) Performance Share Plan (5)	-	-	(0.6)	(0.1)	(0.1)	-	(0.8)
(-) Defined benefit plan (6)	-	-	-	-	(0.0)	-	(0.0)
(-) Brand amortization (7)	-	-	-	-	(0.3)	-	(0.3)
(-) IPO Expenses & other transaction costs (8)	(2.2)	(2.4)	0.0	(0.1)	(9.3)	(2.2)	(11.8)
Net income for the period	**16.3**	**13.1**	**73.4**	**21.5**	**13.3**	**61.8**	**121.3**

PATRIA

See notes and definitions at end of document

21

22 IFRS Balance Sheet Results (unaudited) See notes and definitions at end of document (US$ in millions) 12/31/2020 12/31/2021 (US$ in millions) 12/31/2020 12/31/2021 Assets Liabilities and Equity Cash and cash equivalents 14.1 15.3 Client funds payable (1) - 78.2 Client funds on deposit (1) - 78.2 Consideration payable on acquisition (8) - 19.1 Short term investments (2) 9.9 151.9 Personnel and related taxes (6) 12.8 37.8 Accounts receivable (3) 24.0 97.1 Taxes payable 1.1 11.0 Project advances 1.3 3.2 Dividends payable 23.2 - Other assets 3.7 3.6 Other liabilities 6.9 8.4 Recoverable taxes 0.7 10.3 Carried interest allocation (7) - 11.6 Current Assets 53.7 359.6 Current liabilities 44.0 166.1 Accounts receivable 22.0 11.0 Contingent consideration payable on acquisition (8) - 26.4 Deferred tax assets 2.3 3.4 Personnel liabilities 1.5 5.3 Project advances 0.5 0.7 Deferred consideration payable on acquisition (8) - 2.0 Other assets 0.5 3.2 Deferred tax liabilities 0.2 - Long term investments (4) 2.0 18.3 Other liabilities 2.4 7.7 Property and equipment 3.8 13.4 Intangible assets (5) 22.4 364.9 Non-current liabilities 4.1 41.4 Non-current assets 53.5 414.9 Capital 0.0 0.0 Additional paid-in capital 1.6 485.2 Performance Share Plan (9) - 0.8 Retained earnings 62.0 88.0 Cumulative translation adjustment (6.3) (7.0) Equity attributable to the owners of the parent 57.3 567.0 Non-controlling interests (10) 1.8 - Equity 59.1 567.0 Total Assets 107.2 774.5 Total Liabilities and Equity 107.2 774.5

23 Notes Notes to page 5 – Patria’s Fourth Quarter 2021 IFRS Results (unaudited) (1) Increase in management fee revenues from prior year due to an increase in capital deployed by Private Equity Fund VI and management fees for December 2021 from Moneda acquisition (2) Increase in revenues due to performance fees receivable determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not subsequently occur (3) Taxes on revenue represent taxes charged directly on services provided in some of the countries where the Company operates (4) The increase is due mainly to the change in compensation structure post - IPO (5) Deferred consideration is accrued for services rendered during retention period on acquisition of Moneda (6) IPO expenses and IPO bonuses related to the Initial Public Offering concluded on January 21 , 2021 , and other non - recurring transaction costs (7) Income tax includes both current and deferred tax expenses for the period Notes to pages 8 – Patria’s Fourth Quarter 2021 Earnings and 20 – Patria’s Earnings – 5 quarter view (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings (4) Realized Net Investment Income includes both Net Financial Income and Expenses and Other Income and Expenses net of IPO Expenses (5) Current Income Tax represent tax expenses based on each jurisdiction’s tax regulations ; it is the Income tax discounted by the Deferred Tax Expenses Notes to page 10 – Net Accrued Performance Fees (1) Other includes Private Equity funds III and IV, and Infrastructure fund II Notes to page 12 – Fundraising & Portfolio Activity (1) Total Deployment represents the incremental capital invested or reserved for investments in drawdown funds during the period

24 Notes Notes to page 15 – Total AUM Roll Forward (Unaudited) and 16 - Total FEAUM Roll Forward (unaudited) 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction clos ed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds and redemption activity in funds that offer periodic li qui dity 4) Funds Capital Variation generally reflects the change in cash - on - hand balances at the fund level during the period. This include s but is not limited to: ( i ) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been d ist ributed to limited partners and (iii) amounts used to pay down capital call financing facilities Notes to page 16 – Total FEAUM Roll Forward (unaudited) 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transactio n c losed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dep endent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis st epd own in drawdown funds or redemption activity in funds that offer periodic liquidity

25 Notes Notes to Page 21 – Reconciliation of IFRS to Non - GAAP Measures (unaudited) (1) Income Taxes have been adjusted to remove Deferred Taxes which are excluded from Patria’s Distributable Earnings . Deferred Taxes arise from taxable temporary differences mostly derived from non - deductible employee profit sharing expenses (2) This adjustment removes Amortization of Contractual Rights which are excluded from Patria’s Distributable Earnings . This amount refers to the amortization of intangibles associated with Patria’s acquisition of P 2 Group and Moneda (3) Personnel expenses have been adjusted to remove the Officers’ Fund tracking shares which are excluded from Patria’s Fee Related Earnings . This amount reflects the valuation change of the tracking shares in the period (4) Expenses have been adjusted to remove the impact of accrual of deferred consideration for services rendered during retention period on acquisition of Moneda (5) Personnel expenses have been adjusted to remove the impact from granting rights to the share - based incentive plan introduced . The amount reflects the equity recognized based on expected vesting criteria being met (6) Personnel expenses have been adjusted to remove the impact from the defined benefit plan . The amount reflects the change in value of the defined benefit liability payable upon vesting (7) This adjustment removes amortization of brands which are excluded from Patria’s Distributable Earnings . This amount refers to the amortization of intangibles associated with Patria’s acquisition of Moneda (8) Other expenses have been adjusted to remove non - recurring expenses associated with Patria’s IPO and other acquisition related transaction costs which are excluded from Patria’s Fee Related Earnings Notes to Page 22 – IFRS Balance Sheet Results (unaudited) (1) Receivables and payables from and to clients, related to Moneda brokerage activities (2) The December 31 , 2021 , balance includes IPO proceeds (3) The increase in current account receivable includes US $ 33 . 5 million of performance fees receivable (4) The movement in Long - term investments reflects acquisitions of investments during 2021 in Patria Infra Core and Patria Crédito Estruturado Fundo (FIDC) (5) The movement reflects the acquisition of Moneda through business combination and Includes goodwill, brand and contractual rights (6) The movement reflects the accrual of employee profit - sharing (7) The outstanding amount reflects 35 % of performance fees receivable to be paid to carried interest vehicle (8) The payable amounts relate to the acquisition of Moneda for future payments subject to meeting the requirements of the purchase agreement (9) Other reserves reflect the share - based incentive plan on granting of rights to buy shares (10) As part of the corporate reorganization, prior period non - controlling interests in Patria Investimentos Ltda . are now fully consolidated at 100 % ownership

26 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income . • Drawdown Funds are illiquid, closed - end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 - 14 years . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and M&A and monitoring fees, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non - recurring expenses . • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Incentive Fees are realized performance - based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund . • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement . • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals . We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Total Assets Under Management (Total AUM) refers to the total capital funds managed by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital .